Confidential

Ms. Lilyanna Peyser

Ms. Jennifer Thompson

Ms. Jennifer Lopez

Ms. Sondra Snyder

Division of Corporation Finance

Office of Information Technologies and Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Quhuo Limited (CIK No. 0001781193)

Response to the Staff’s Comments on

Amendment No.2 to Draft Registration Statement on

Form F-1 Confidentially Submitted on December 18, 2019

Dear Ms. Peyser, Ms. Thompson, Ms. Lopez and Ms. Snyder,

On behalf of our client, Quhuo Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated January 8, 2020 on the Company’s amendment No.2 to draft registration statement on Form F-1 confidentially submitted on December 18, 2019 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits via EDGAR to the Commission for confidential review pursuant to the Jumpstart Our Business Startups Act (the “JOBS Act”).

The Company respectfully advises the Commission that it is submitting a representation letter as filed as Exhibit 99.4 to the Revised Draft Registration Statement, pursuant to Instruction 2 to Item 8.A.4 of Form 20-F to comply with the 15-month requirement instead of the 12-month requirement for its financial statements. The Company intends to supplement audited financial statements for the fiscal year ended December 31, 2019 when they become available in subsequent filings with the Commission.

To facilitate your review, we have separately delivered to you today five courtesy copies of the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement, and two copies of the submitted exhibit.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

AUSTIN    BEIJING    BOSTON    BRUSSELS    HONG KONG    LOS ANGELES    NEW YORK    PALO ALTO    SAN DIEGO

SAN FRANCISCO    SEATTLE    SHANGHAI    WASHINGTON, DC    WILMINGTON, DE

February 20, 2020

Business

Our Solutions, page 110

1.

We note your disclosure on page 14 that “[you] generated approximately 96% of our total revenues from two major industry customers, Meituan and Ele.me” and on page 16 that your industry customers typically require you “to adhere to their standard form contracts, and there is little room to negotiate the terms and conditions that deviate from such standard form contracts.” In this regard, please revise your disclosure here or elsewhere in your filing, to provide a summary of the key terms and conditions of the material agreements with these industry customers. For example, given your dependence on these industry customers and your inability to negotiate the terms of the contracts, please discuss, key penalty fees and material liability and indemnification provisions, if any.

In response to the Staff’s comment, the Company has revised the disclosure on pages 16, 20, 110 and 111 of the Revised Draft Registration Statement.

Description of American Depositary Shares

Jurisdiction and Arbitration, page 171

2.

We note your revisions in response to prior comment 3 and we reissue the comment in part. Please revise to clearly disclose whether your exclusive forum provision applies to claims under the U.S. federal securities laws. In this regard, we note that your disclosure on pages 47 and 171 state that the mandatory arbitration and waiver of jury trial provisions, respectively, include claims under the U.S. federal securities laws. Please provide similar disclosure with regards to your exclusive forum provision. If the provision does not apply to actions arising under the U.S. federal securities laws, please ensure that the prospectus disclosure and such provision in the deposit agreement state this clearly. As a related matter, please enhance your risk factor disclosure on page 47 to discuss, as you do for the mandatory arbitration provision, that the exclusive forum provision may result in increased costs to bring a claim and may discourage claims or limit investors’ ability to bring a claim in a judicial forum that they find favorable.

In response to the Staff’s comment, the Company has revised the disclosure on pages 47 and 172 of the Revised Draft Registration Statement.

***

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by telephone at 86-10-6529-8308 or via e-mail at douyang@wsgr.com. Questions pertaining to accounting and auditing matters may be directed to the audit engagement partner at Ernst & Young Hua Ming LLP, Yap Yin Onn, by telephone at 86-21-2228-2277, or via email at Derick.Yap@cn.ey.com. Ernst & Young Hua Ming LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Dan Ouyang
Dan Ouyang

Enclosures

cc:

Leslie Yu, Chairman and Chief Executive Officer, Quhuo Limited

Wenting Ji, Chief Financial Officer, Quhuo Limited

Yap Yin Onn, Partner, Ernst & Young Hua Ming LLP

Benjamin Su, Esq., Partner, Latham & Watkins LLP

Daying Zhang, Esq., Partner, Latham & Watkins LLP